Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Schedule of Analyst / Institutional Investors Meetings for March 12, 2019 and from March 18, 2019 to March 22, 2019

March 15, 2019, Mumbai: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, given below is the schedule of meetings with the Analyst / Institutional Investor for March 12, 2019 and from March 18, 2019 to March 22, 2019..

Date	Meetings Scheduled	Type
12-Mar	Axis Bank (P), India	meeting
12-Mar	Birla Sunlife Asset Management Co. Ltd (P), India	meeting
12-Mar	Birla Sunlife Insurance Company Ltd (P), India	meeting
12-Mar	DSP IM	meeting
12-Mar	BNP Paribas Asset Management (P), France	meeting
12-Mar	Franklin Templeton Investments (P), USA	meeting
12-Mar	HDFC Asset Mgt Co (P), Mumbai	meeting
12-Mar	HDFC Standard Life Insurance Co Ltd (P), India	meeting
12-Mar	ICICI Prudential Asset Management (P), India	meeting
12-Mar	I PruLife	meeting
12-Mar	Kotak Mahindra Asset Management Co Ltd (P), India	meeting
12-Mar	Mirae Asset Mgmt (P), S. Korea	meeting
12-Mar	Morgan Stanley Investment Mgmt (P), USA	meeting
12-Mar	Reliance Capital Asset Management (P), India	meeting
12-Mar	SBI Funds Management Pvt Ltd (P), India	meeting
12-Mar	SBI Life Insurance Co Ltd (P), India	meeting
12-Mar	Tata Asset Mgt Ltd (P), Mumbai	meeting
12-Mar	UTI Asset Management (P), India	meeting
18-Mar	HDFC Mutual Fund	meeting
18-Mar	Southeastern Asset Management	call
18-Mar	Jet Age Securities Pvt. Ltd.	meeting
19-Mar	Birla Mutual Fund	meeting
19-Mar	Marathon Asset Management London	call
19-Mar	Baupost	call
19-Mar	RBC Investment Management (Asia)	meeting
19-Mar	Ivy Investments (Waddell & Reed)	meeting
19-Mar	Ishana	meeting
19-Mar	Avendus Capital	meeting
19-Mar	ICICI Prudential AMC	meeting
19-Mar	SBI MF	meeting
19-Mar	Franklin Templeton	meeting
19-Mar	Reliance MF	meeting

19-Mar	Credit Suisse	meeting
20-Mar	Loomis Sayles	call
22-Mar	Bernstein	call

Please note that the above shall be subject to changes, if any.

The above calls / meetings are one to one meetings arranged with the Investor / Analyst wherein publicly available information will only be shared.

This is for the information of the exchange and the members.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.